UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Muncy Columbia Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2254643
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

232 East St., Bloomsburg, Pennsylvania	17815
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:____________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $1.25 par value per share
(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

Common Stock.

Muncy Columbia Financial Corporation (the "Registrant") has 15,000,000 shares of authorized common stock, par value $1.25 per share, and 1,000,000 shares of authorized preferred stock, $1.25 par value per share. Within the limits of applicable law, the preferred shares are available to be issued, without prior shareholder approval, in classes or series. As of the date hereof, there were 3,572,288 shares of the Registrant's common stock and no shares of the Registrant's preferred stock issued and outstanding. All outstanding shares of the Registrant's common stock are duly authorized, fully paid, validly issued and non-assessable.

Dividends.

Holders of shares of the Registrant's common stock are entitled to receive dividends when and as declared by the Registrant's board of directors out of funds legally available therefore. The Registrant's ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights.

Subject to such voting rights as may be allocated to preferred stock if and when issued, the holders of the Registrant's common stock have exclusive voting rights in the Registrant. The holders of the Registrant's common stock elect the Registrant's board of directors and act on other matters as are required to be presented to them under Pennsylvania law, the Registrant's articles of incorporation, or as are otherwise presented to them by the board of directors. Generally, each holder of the Registrant's common stock is entitled to one vote per share and does not have any right to cumulate votes in the Registrant's election of directors.

Liquidation or Dissolution.

In the unlikely event of liquidation, dissolution or winding up of the Registrant, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Registrant available for distribution.

Preemptive Rights.

Holders of the Registrant's common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Registrant's common stock is not subject to redemption.

Listing.

The Registrant's common stock is quoted on OTCQX under the symbol “CCFN.” The transfer agent for the Registrant's common stock is EQ Shareowner Services (Equiniti).

Change in Control Provisions.

The following discussion is a general summary of the material provisions of the Registrant's articles of incorporation and bylaws that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document provision in question.

Authorized but Unissued Stock.

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Registrant by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Registrant's management.

No Cumulative Voting.

The Registrant's articles of incorporation does not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals.

The Registrant's bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to the Registrant not later than the January 15 preceding the date of the annual meeting at which the nominee is to be a candidate, and not later than 75 days prior to the anniversary date of the previous year’s annual meeting in connection with a proposal for new business.

Classified Board of Directors

The Registrant's bylaws provide that the directors will be divided into three classes, as nearly equal in number as possible, with each class serving a three year term with the term of one class expiring each year. A classified board of directors has the effect of moderating the pace of change in board membership by requiring two annual elections to replace a majority of the Registrant's board of directors.

Bylaw Amendments.

The Registrant's articles of incorporation provide that the power to make, alter and amend the Registrant's bylaws is vested in the board of directors, subject to the right of the shareholders to change such action by the affirmative vote of a majority of the outstanding shares of the common and preferred stock. The Registrant's bylaws provide that the bylaws may be altered, amended or repealed by a majority vote of the members of the board of directors at any regular meeting or at any special meeting called and convened for that purpose, subject to the power of the shareholders to change such action by the affirmative vote of the holders of a majority of the outstanding shares.

Approval of Certain Transactions.

Under the Registrant's articles of incorporation, any merger, consolidation, liquidation or dissolution of the Registrant, or any action that would result in the sale or disposition of all or substantially all of the Registrant's assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common and preferred stock of the Registrant's. Additionally, the provision in the Registrant's articles of incorporation that sets forth this requirement may not be amended unless the amendment is approved by 66 2/3% of the outstanding shares of the common and preferred stock of the Registrant.

Control Events

Under the Registrant's articles of incorporation, when any person is determined by the board of directors to be the beneficial owner of 25 percent or more of the outstanding shares of common stock or preferred stock of the corporation, then the board may issue on a pro rata basis to shareholders who are not affiliated with the substantial shareholder warrants to purchase additional shares of common stock at a purchase price equal to 50 percent of the average transaction price of all purchases and sales of the Registrant's common stock during the previous 12 month period. Such warrants are to be issued without consideration, are not assignable, and are to expire six months from the date of issuance. The board of directors may determine in its sole discretion the number of shares of common stock that may be purchased pursuant to warrants.

Item 2. Exhibits.

3.1	Amended and Restated Articles of Incorporation

3.2	Amended and Restated Bylaws

4.1	Specimen Form of Stock Certificate

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)	Muncy Columbia Financial Corporation

Date	April 29, 2024

By	/s/ Lance O. Diehl, President & Chief Executive Officer